Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: T-Mobile has always been at the forefront of diversity & inclusion for our employees. Now w/ our Memorandum of Understanding New T-Mobile will go to the next level for employees and the community at large, bringing access & understanding to all! Key info: http://newtmobile.com [link to National Urban League news release below]

•

Tweet: The votes are IN and we’re one step closer to bringing New T-Mobile to American consumers. We appreciate the diligent evaluation, time and attention the @FCC commissioners took to assess our transaction. key info: newtmobile.com

Civil Rights Groups Sign Groundbreaking Diversity Agreement with T-Mobile US

By National Urban League

Published 02 PM EDT, Wed Oct 16, 2019

NEW YORK (October 15, 2019) – A coalition of civil rights groups today announced an agreement with T-Mobile US to expand on its existing nationally-recognized diversity initiatives in a wide range of areas following the closing of its planned acquisition of Sprint to become the New T-Mobile.

The Memorandum of Understanding, filed today with the Federal Communications Commission, outlines the proposed New T-Mobile’s plans to create initiatives to improve diversity in the areas of Corporate Governance; Workforce Recruitment and Retention; Procurement and Entrepreneurship; Wireless Services (including 5G Wireless Services) for Low Income Consumers; and Philanthropy and Community Investment.

“The New T-Mobile has made serious and significant commitments to diversity and inclusion to win approval of this transaction,” National Urban League President and CEO Marc H. Morial said. “T-Mobile has made these commitments through this MOU and thus directly to the diverse communities that they serve and are represented by the multicultural organizations who are party to the MOU. In doing so, T-Mobile and the Multicultural Organizations acknowledge that 21st-century notions of ‘public interest, convenience and necessity’ along with ‘consumer welfare’ must include a commitment to diversity and inclusion. This includes spending with diverse suppliers, employing a racially diverse workforce and c-suite, and increasing employment and service opportunities in areas left behind in the digital revolution.

“21st-century regulators and the elected officials who serve as chief law enforcers are encouraged to examine these commitments and recognize that the promise of 5G technology can improve education, healthcare, and benefit local economies.” Morial said. “We therefore believe that the transaction that would create the New T-Mobile, with the commitment to diversity embodied in this MOU, would be in the best interest of the communities we serve.”

The following national organizations are signatories to the MOU: National Urban League, National Action Network, Asian Americans Advancing Justice – AAJC, OCA – Asian Pacific American Advocates, League of United Latin American Citizens and UnidosUS.

“Companies like T-Mobile who strive to learn, improve, and provide for the needs of their diverse customer base and enhance diversity within their workforce are the ones with whom we want to work in a global technology environment,” said John C. Yang, president and executive director of Asian Americans Advancing Justice | AAJC. “Access is essential to providing a fair and equitable opportunity for Asian Americans and fellow communities of color to succeed as availability of technology can be the difference between thriving and surviving.”

“With this MOU, the New T-Mobile is poised to become an industry leader when it comes to diversity and inclusion,” said Janet Murguía, UnidosUS President and CEO. “We applaud their commitment and look forward to working with them to fulfill the promise of this agreement.”

The T-Mobile MOU contains the “best of the best” practices for the New T-Mobile around diversity and inclusion. Substantively, it addresses every one of the key elements of equal service to all communities: governance, employment, procurement and community engagement.

“By taking serious steps to increase diversity among its workforce, improve diversity in the procurement of goods and services, and further enhance its involvement and investment in organizations serving Asian Pacific American communities, the New T-Mobile is leading the charge to alter long-standing corporate practices that largely neglect or harm our communities,” Ken Lee, Chief Executive Officer of OCA – Asian Pacific American Advocates. “We commend the New T-Mobile for their corporate leadership in engaging with our communities to prioritize diversity and we look forward to working closely with them in this and future endeavors.”

The civil rights coalition encourages the Federal Communications Commission to conclude its review of the public interest benefits of the proposed T-Mobile and Sprint merger and approve it so the combined New T-Mobile can definitively launch these enhanced diversity efforts and expansion of service to all communities included in the MOU.

“We are facing a time of deep moral crisis in this country, and leaders of all stripes must do their part to close the equity and opportunity gaps that have negatively impacted low-income people and members of marginalized communities for too long,” National Action Network President Rev. Al Sharpton said. “Once this transaction is approved, the New T-Mobile will implement what is, perhaps, the most game changing MOU in recent history for a telecom company — a move that will set the stage for greater investment in low income areas and communities of color, and expand the company’s already impressive corporate social responsibility mandate with even greater directives for diversity and inclusion.”

The coalition further encourages the State Attorneys General and the merger parties to resolve their litigation in the Southern District of New York in a way that delivers the consumer benefits of this transaction.

Finally, as DISH Network is poised to become one the nation’s largest facilities-based competitors with a major retail and service footprint in communities of color throughout the country, the coalition encourages the new DISH Network to embrace these diversity principles and, at a minimum, match the commitments made by the leaders of the wireless industry DISH will join, if the transaction is approved.

The agreement represents a template for the way major corporations should commit to diversity and the specific actions they will take to make equity and fairness part of their business plan.

“We are thrilled to join our fellow civil rights organizations in teaming up with the New T-Mobile to enhance diversity within the company and expand services to communities of color,” said Sindy Benavides, CEO of LULAC. “We hope that more companies will follow the New T-Mobile’s lead in creating more initiatives to improve diversity within their organizations. We know that minority groups throughout the country help keep businesses like the New T-Mobile thriving and we are pleased to see that they are incorporating equity and fairness on behalf of our communities as part of their business plans.”

“T-Mobile is honored to partner with these visionary organizations to create an action plan of this magnitude that includes commitments to diversity and inclusion that are bolder than ever before,” John Legere, CEO of T-Mobile and CEO of New T-Mobile, said. “With this MOU, we have doubled down on ensuring we represent the communities we serve today and will serve as the New T-Mobile in the future. We are excited for the New T-Mobile to become a reality so we can get to work on delivering these commitments.”

Highlights of T-Mobile’s diversity commitments as the New T-Mobile include:

• Standing up a national diversity and inclusion council comprised of non-employees from diverse groups, including each of the multicultural leadership organizations that are party to the MOU, and other highly esteemed community leaders to facilitate open communication over the development, monitoring, and evaluation of diversity initiatives and to provide advice to the New T-Mobile senior executives.

• With the help and input of the council, developing and implementing a Diversity Strategic Plan addressing each of the key elements of the MOU and reflecting best practices in the industry.

• Increasing the diversity of its leadership and workforce at all levels including its Board governance, to reflect the diversity of the communities in which it operates.

• Making a targeted effort to increase partnerships, business, and procurement activities with diverse business enterprises in a range of categories such as financial and banking services, advertising, legal services and asset sales. New T-Mobile aims to become a member of the Billion Dollar Roundtable by 2025.

• Expanding wireless offerings to low income citizens, underserved minority populations and insular and rural areas, and to organizations serving these underserved communities.

• A significant philanthropic investment for institutions serving disadvantaged or underrepresented communities to support tech entrepreneurship and to bridge the gap in literacy, job training, and access and participation in the digital economy for communities of color.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.